EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Twelve Months Ended
	December 31,
	2008	2007	2006	2005	2004
Income from continuing operations	$79,511	$144,012	$135,989	$121,273	$82,340
Equity earnings of real estate joint ventures and partnerships, net	(12,196)	(19,853)	(14,655)	(6,610)	(5,384)
Income allocated to minority interests	8,943	10,237	6,414	6,060	4,928
(Benefit) provision for income taxes	(10,148)	4,073	1,366
Fixed charges	212,815	207,104	171,617	149,907	134,640
Amortization of capitalized interest	2,307	2,084	2,234	2,366	2,360
Distributions of income from real estate joint ventures and partnerships	3,602	6,251	2,524	2,603	1,204
Capitalized interest	(20,290)	(25,025)	(7,616)	(2,629)	(4,992)
Preferred dividends	(34,711)	(25,375)	(10,101)	(10,101)	(7,470)
Net income as adjusted	$229,833	$303,508	$287,772	$262,869	$207,626

Fixed charges:
Interest on indebtedness	$148,475	$148,829	$145,374	$129,160	$116,142
Out-of-market mortgage adjustment	8,007	6,758	7,464	7,056	5,073
Capitalized interest	20,290	25,025	7,616	2,629	4,992
Preferred dividends	34,711	25,375	10,101	10,101	7,470
Portion of rents representative of the interest factor	1,332	1,117	1,062	961	963
Fixed charges	$212,815	$207,104	$171,617	$149,907	$134,640

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$1.08	$1.47	$1.68	$1.75	$1.54

RATIO OF EARNINGS TO FIXED CHARGES	$1.29	$1.67	$1.78	$1.88	$1.63